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                           July 1, 2021

       Ross E. Jeffries, Jr.
       Deputy General Counsel and Corporate Secretary
       BANK OF AMERICA CORP /DE/
       100 North Tryon Street
       Charlotte, North Carolina 28255

                                                        Re: BANK OF AMERICA
CORP /DE/
                                                            Registration
Statement on Form S-3
                                                            Filed June 25, 2021
                                                            File No. 333-257399

       Dear Mr. Jeffries:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance